Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-264365

First Trust Private Credit Fund

Supplement dated August 29, 2023 to the

Prospectus dated July 31, 2023

Effective August 28, 2023, the Board of Trustees (the “Board”) of First Trust Private Credit Fund (the “Fund”) approved an increase in the monthly distributions that the Fund intends to make to shareholders from 7% to 8% annually of the Fund’s net asset value per Share. Accordingly, the following amendments are made to the Prospectus:

The first paragraph under the sections entitled “Distribution Policy” on pages 8 and 47 of the Prospectus is deleted in its entirety and replaced with the following:

The Fund intends to make monthly distributions to its shareholders equal to 8% annually of the Fund’s NAV per Share (the “Distribution Policy”). This predetermined dividend rate may be modified by the Board from time to time, and increased to the extent of the Fund’s investment company taxable income that it is required to distribute in order to maintain its status as a RIC.

Please retain this Supplement for future reference.